UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 23, 2007
Commission File Number: 000-51387
Focus Media Holding Limited

(Translation of registrant’s name into English)
Cayman Islands

(Jurisdiction of incorporation or organization)
28-30/F, Zhao Feng World Trade Building
369 Jiangsu Road
Shanghai 200050 China

(Address of principal executive office)
28-30/F, Zhao Feng World Trade Building
369 Jiangsu Road
Shanghai 200050 China

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑   Form 20-F     ☐   Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐Yes     ☑   No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):        n/a

SIGNATURES
EXHIBIT INDEX
EX-99.1 PRESS RELEASE

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Focus Media Holding Limited
Date: November 23, 2007	By:	/s/ Daniel Mingdong Wu
	Name:	Daniel Mingdong Wu
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release — 2007 3rd Quarter Financial Results